As filed with the Securities and Exchange Commission on February 12, 2021

Registration No. 333-223022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 9

TO

Form S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Oaktree Real Estate Income Trust, Inc.

(Exact Name of Registrant as Specified in Governing Instruments)

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

(213) 830-6300

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Oaktree Fund Advisors, LLC

Todd Molz

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

(213) 830-6300

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

Benjamin C. Wells

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-3577

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ Registration No. 333-223022

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 9 to the Registration Statement on Form S-11 (No. 333-223022) is filed pursuant to Rule 462(d) solely to add certain exhibits not previously filed with respect to such Registration Statement.

PART II

INFORMATION NOTE REQUIRED IN PROSPECTUS

Item 36.	Financial Statements and Exhibits

2.	Exhibits.

The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description

3.4	Articles Supplementary of Oaktree Real Estate Income Trust, Inc. dated February 10, 2021 (filed as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on February 12, 2021 (file number 333-223022) and incorporated herein by reference)

4.5	Amended and Restated Share Repurchase Plan

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on the 12th day of February, 2021.

Oaktree Real Estate Income Trust, Inc.

By:	/s/ John Brady
Name:	John Brady
Title:	Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Form S-11 Registration Statement has been signed by the following persons in the following capacities on the 12th day of February, 2021.

Signature	Title

/s/ John Brady John Brady	John Brady Chairman of the Board and Chief Executive Officer (principal executive officer)

/s/ Brian Grefsrud Brian Grefsrud	Brian Grefsrud Chief Financial Officer and Treasurer (principal financial officer and principal accounting officer)

* Derek Smith	Derek Smith Director

* Manish Desai	Manish Desai Director

* Howard Heitner	Howard Heitner Independent Director

* James Martin	James Martin Independent Director

* Robert Cavanaugh	Robert Cavanaugh Independent Director

* Catherine Long	Catherine Long Independent Director

*By:	/s/ John Brady
John Brady, Attorney-in-Fact